UNITED S
SECURITIES AND EXCI
Washington,

11021485

RECEIVED APR 05 2011 SEC MAIL PROCESSING SECTION WASH. D.C. 211

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SEC FILE NUMBER
8- 67069

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ATM USA LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 BROADWAY - SUITE 3300
(No. and Street)

NEW YORK	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CARL GOODMAN — 212-897-1695
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CITRIN COOPERMAN AND COMPANY
(Name - if *individual, state last, first, middle name*)

529 FIFTH AVENUE - 9TH FLOOR	NEW YORK	NEW YORK	10006
(Address)	(city)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CARL GOODMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ATM USA LLC, as of DECEMBER 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Carl Goodman
Signature

Financial and Operations Principal
Title

Barbara A Lederman
Notary Public

BARBARA A. LEDERMAN
Notary Public, State of New York
No. 4964395
Qualified in Westchester County
Commission Expires April 2, ~~19~~ 2014

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Members' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control
- ☐ (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ATM USA, LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ATM USA, LLC
(A Limited Liability Company)
DECEMBER 31, 2010

TABLE OF CONTENTS

CITRINCOOPERMAN
Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

INDEPENDENT AUDITORS' REPORT

To the Members
ATM USA, LLC
New York, New York

We have audited the accompanying statement of financial condition of ATM USA, LLC (the "Company") as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of ATM USA, LLC as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

As more fully discussed in Note 6, an application for the transfer of the majority unit holder's ownership in the Company (approximately 93% of the total of all outstanding units) has been filed with the Financial Industry Regulatory Authority, Inc. ("FINRA") and is pending FINRA approval.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

April 1, 2011

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004
CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

ATM USA, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$	490,463
Fees receivable		503,725
Receivable from broker		240,645
Other assets		23,312
TOTAL ASSETS	$	1,258,145

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	116,257
Commitments and contingencies (Note 6 and 8)		
Members' equity		1,141,888
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	1,258,145

See accompanying notes to statement of financial condition.

ATM USA, LLC
(A Limited Liability Company)
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

NOTE 1. ORGANIZATION

ATM USA, LLC (the "Company") was organized in Delaware, is a securities broker dealer registered with the Securities and Exchange Commission ("SEC"), and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a quantitative trading and technology consulting firm. It provides services and execution software to other broker dealers.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition

The Company licenses it's algorithmic proprietary trading software ("software") from an entity related by substantial common ownership. The Company sublicenses the software to third-party customers pursuant to license agreements. Fees are payable monthly based upon the customers use of the software, which is based in part on their trading volume.

Income taxes

The Company is not subject to federal or state income taxes. Taxes payable, if any, are the responsibilities of the individual members. The Company is subject to the New York City Unincorporated Business Tax. With few exceptions, the Company is no longer subject to federal, state, or local income tax examinations by tax authorities for years before 2007.

Uncertain tax positions

The Company recognizes and measures its unrecognized tax benefits in accordance with GAAP. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

NOTE 3. CONCENTRATION OF MARKET AND CREDIT RISK

Significant customers

Four customers accounted for approximately 76% of the Company's revenues during the year ended December 31, 2010, and represented 70% of its fees receivable at December 31, 2010.

Cash

The Company maintains its cash at a clearing broker dealer and therefore is subject to the credit risk of that financial institution to the extent of cash on deposit and

NOTE 3. CONCENTRATION OF MARKET AND CREDIT RISK (CONTINUED)

Cash (Continued)

receivables due from that broker dealer. In addition, the Company maintains cash at a commercial bank in amounts that exceed FDIC insurance limits. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

NOTE 4. MEMBERS' EQUITY

Through December 31, 2010, the Company has 9,683.15 Class A units and 497.82 Class B units issued and outstanding.

The Company's Amended and Restated Operating Agreement (the "Agreement") provides that the Class B member receives pre-tax distributions equal to its combined contribution to the Company and/or its affiliate Algorithmic (Note 5), the Board of Managers shall make operating distributions, of which 50% shall be paid to the Class B member and 50% to Class A members. Subsequent to the Class B member's receipt of (pre-tax) distributions from the Company and its affiliate that equal the amount of the Class B member's aggregate capital contribution, any distributions declared by the Board of Managers shall be distributed to the members prorata in accordance with each member's percentage interest, as defined. The Agreement also provides for distributions for tax liabilities, if required, for Mr. Hatzis's tax liability. Other distributions for the tax liabilities of members shall be made as agreed upon by both the majority of Class A unit holders and the Class B unit holder. In 2010, distributions consisted of cash payments of $603,720 to members.

All members are entitled to one vote per unit owned. In addition, the Agreement provides that the majority of the outstanding unit-holders of both Class A and Class B units are required for certain actions, as defined. The Agreement states that the Board of Managers shall consist of three individuals. The Agreement provides that so long as the Class B member holds any units and Mr. Hatzis holds 50% or more of the issued and outstanding units, the Class B member shall appoint one member of the Board of Managers and Mr. Hatzis shall appoint two members.

As a limited liability company, the members are not personally liable for any of the debts, obligations, losses, claims, or judgments on any of the liabilities of the Company, whether arising in tort, contract, or otherwise, except as provided by law.

The Board of Managers has approved an adjustment to the allocation of capital between Class A and Class B Members. The adjustment results in an increase in the Class B member's equity of $65,871 and a corresponding decrease in Class B member's equity.

NOTE 5. RELATED PARTY TRANSACTIONS

Effective January 1, 2009, the Company transferred certain property and development efforts and assigned its rights, title, and interest and benefit in, and to this technology, contracts, work product, work for hire, and other intangible assets associated with the technology to Algorithmic Trading Management, LLC ("Algorithmic"), a company under common control. This entity also assumed all associated liabilities and obligations.

NOTE 5. RELATED PARTY TRANSACTIONS (CONTINUED)

Simultaneously with the transfer, the Company, as licensee, entered into a license agreement with Algorithmic to use Algorithmic's technology. The agreement is nonexclusive and is subject to annual renewal.

NOTE 6. FINRA'S DECISION WITH RESPECT TO THE MAJORITY UNIT HOLDER, THE PENDING APPEAL AND CONTINUING MEMBERSHIP APPLICATION

By letter dated May 8, 2008, FINRA informed counsel for the Company that it had made a preliminary determination to recommend that a FINRA disciplinary action be brought against the Company and its majority unit holder, Harrison Hatzis. During March 2009, FINRA filed a Notice of Complaint against Mr. Hatzis. FINRA determined that no charges should be asserted against the Company.

An application for the transfer of Mr. Hatzis's ownership in the Company (approximately 93% of the total of all units) has been filed with FINRA and is pending FINRA approval. Mr. Hatzis is also the majority unit holder of Algorithmic.

NOTE 7. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15:1. Net capital and aggregate indebtedness change from day to day. At December 31, 2010, the Company had regulatory net capital of approximately $615,000, which was $607,000 in excess of its required net capital of approximately $8,000.

NOTE 8. COMMITMENTS AND CONTINGENCIES

Litigation

In the normal course of business, the Company is named, from time to time, as a defendant in various legal actions, including arbitrations and other litigation. Certain of these legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages.

The Company's management believes, based on current knowledge, that the outcome of these actions will not have a material adverse effect on the financial condition of the Company.

CITRINCOOPERMAN
Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES TO THE SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENT RECONCILIATION

To the Members
ATM USA, LLC
New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2010, which were agreed to by ATM USA, LLC (the "Company") and the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries on the general ledger noting no differences;
2. Compared the amounts reported on Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

April 1, 2011

ATM USA, LLC
(A Limited Liability Company)
SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENT AND PAYMENTS (FORM SIPC-7)
FOR THE YEAR ENDED DECEMBER 31, 2010

SIPC-7 - General assessment, as pursuant to the filing dated December 31, 2010	$	18,203
Less amounts paid:		
August 2010		(9,558)
Amount due with Form SIPC-7	$	8,645

SIPC Collection Agent: Securities Investor Protection Corporation

See independent auditors' report on applying agreed-upon procedures to the Securities Investor Protection Corporation Assessment Reconciliation.